PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

07022080

28th March 2007

RECEIVED
2007 APR -3 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 26th February 2007
- 1st March 2007
- 9th March 2007
- 19th March 2007
- 20th March 2007 (2)

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

dlw 4/3

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

26th February 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Black Rock Inc. that its holding in the Company has increased to 8,128,534 Ordinary shares, representing 10.02% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

1st March 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Black Rock Inc. that its holding in the Company has decreased to 8,081,322 Ordinary shares, representing 9.96% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JP Morgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

9th March 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Merrill Lynch International Investment Funds that its holding in the Company is 3,845,330 Ordinary shares, representing 4.74% of the total issued share capital of the Company.

These shares form part of the overall discretionary holding of Black Rock Inc. which holds 8,081,322 Ordinary shares, representing 9.96% of the total issued share capital of the Company, as previously notified on 1 March 2007.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

19 March 2007

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has today been notified that AEGON UK Group of Companies now holds 2,637,304 Ordinary Shares in the Company. This holding represents 3.25 per cent of the current total issued share capital of the Company, being 81,155,052 Ordinary shares.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

20 March 2007

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has today received notification by Lansdowne Partners Limited that it now has an interest in 6,904,541 Ordinary shares of £0.01 each in the Company on behalf of client funds that it manages, representing 8.51% of the total issued share capital of the Company. Of this holding, 6,575,297 Ordinary shares of £0.01 each in the Company are held by Lansdowne UK Equity Fund Limited, representing 8.10% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

20 March 2007

Holdings in Company

Peter Hambro Mining Plc (the 'Company') has received notification by Eastbourne Capital Management, L.L.C. (44% of which is owned by Richard Barry) that its holdings in the Company have increased to 8,893,843 Ordinary shares of £0.01 each, representing 10.96% of the total issued share capital of the Company. Of this holding, 5,894,786 Ordinary shares of £0.01 each are held by Black Bear Offshore Master Fund L.P., representing 7.26% of the total issued share capital of the Company and 2,673,200 Ordinary shares of £0.01 each are held by Black Bear Fund I L.L.C., representing 3.29% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

END